Exhibit 8

Joint Press Release

EXOR AND PEUGEOT 1810 STRENGHTEN RELATIONS TO SUPPORT STELLANTIS
AND DISCUSS AREA OF COMMON INTEREST

Amsterdam / Neuilly-sur-Seine, April 14, 2021. On occasion of the first Annual General Meeting of Stellantis, Exor N.V. ("Exor") and Peugeot 1810 SAS ("Peugeot 1810"), both significant shareholders in Stellantis N.V., announce that they have entered into a consultation understanding aimed at strengthening the relations between the Agnelli and Peugeot families and to provide support for Stellantis in its long term success.

The understanding is intended to promote a free exchange of perspectives but does not include any obligation concerning the exercise of voting rights or to otherwise coordinate any actions related to their respective rights and obligations as shareholders in Stellantis. EXOR and Peugeot 1810 will remain free at all times to exercise their voting rights in Stellantis autonomously and independently, at their own discretion, and without being bound by any discussions between them.

These meetings will also provide an opportunity for representatives of the two families to discuss topics of common interest, such as best practice in the stewardship of family businesses.

About Exor

Exor is one of Europe’s largest diversified holding companies controlled by the Agnelli family. For over a century, Exor has made successful investments and built great companies worldwide with a culture that combines entrepreneurial spirit and financial discipline. With a Net Asset Value of around $30 billion, its portfolio is principally made up of companies in which Exor is the largest shareholder: Ferrari, PartnerRe, Stellantis, CNH Industrial, Juventus FC, The Economist, GEDI Gruppo Editoriale and SHANG XIA.

About Peugeot 1810

Peugeot 1810 is the joint venture between Peugeot Invest and its controlling shareholder Etablissements Peugeot Frères, which owns the shareholdings in Stellantis and Faurecia, the Peugeot family group automotive companies.

www.peugeot-invest.com

Exor	Peugeot 1810
Investor Relations ir@exor.com	Investors contact: Sébastien Coquard sebastien.coquard@peugeot-invest.com
Tel. +31 (0)20 240 2 222	+33 1 84 13 87 20.

Press Office	Press contact: Vincent Deshayes
media@exor.com	vincent.deshayes@havas.com
Tel. +31 202402 221	+33 1 58 43 94 09